EXHIBIT 99.1

HEXO Announces Leadership Transition; Company Appoints Charlie Bowman as Chief Executive Officer and Julius Ivancsits as Chief Financial Officer

Scott Cooper Steps Down; Board of Directors Acknowledge Cooper in Stabilizing the Company

Bowman and Ivancsits to Lead HEXO’s Continued Transformation and Growth

GATINEAU, Quebec, April 29, 2022 (GLOBE NEWSWIRE) -- HEXO Corp ("HEXO" or the "Company") (TSX: HEXO; NASDAQ: HEXO) today announced that Charlie Bowman has been appointed the Company’s acting President and Chief Executive Officer, effective today. Mr. Bowman will move into a permanent role upon the successful completion of Health Canada’s security clearance process for key personnel, which has been initiated. Concurrently, Scott Cooper is stepping down from his role as HEXO’s President and Chief Executive Officer.

"I am honoured to lead HEXO into the future," said Charlie Bowman, HEXO's incoming CEO. "We are entering the next phase of HEXO’s strategic growth plan by remaining laser-focused on becoming cash-flow positive, expanding our leading brands market share across Canada’s recreational market, whilst growing our international business and launching new products for Medical."

Mr. Bowman, who previously served as HEXO’s Acting Chief Operating Officer and General Manager of HEXO USA, brings a wealth of global leadership experience in spanning the past two decades. After resetting operations as Acting COO, he is well positioned to guide HEXO towards becoming cash flow positive.

“I am pleased to welcome Charlie to his new role at HEXO. I have no doubt that his leadership and commitment to executing HEXO’s strategic plan will lead the organization into its next phase of growth,” said Executive Chairman, Mark Attanasio, “On behalf of the entire organization, I would like to thank Scott Cooper for his leadership through a very challenging period.

The Company also announced the departure of Acting Chief Financial Officer Curtis Solsvig and the appointment of Julius Ivancsits as Acting Chief Financial Officer, effective May 16, 2022. Mr. Ivancsits will move into a permanent role upon the successful completion of Health Canada’s security clearance process for key personnel, which has been initiated.

Mr. Ivancsits brings a wealth of finance leadership experience and will oversee the Company's Finance and Accounting organization. He will play a key role in executing HEXO's strategy to drive profitable growth and enhance shareholder value. Mr. Ivancsits has extensive international experience in manufacturing with both Private Equity and Family Office sponsors and is well versed in corporate turnarounds. Prior to joining HEXO, he served as CFO at Goba Capital, Alpha Measurement Solutions, and Be Green Packaging along with long multiple roles at CPKelco with progressively increasing experience.

Mr. Solsvig will remain with the Company in an advisory role through to May 31, 2022, in order to facilitate a smooth transition. HEXO would like to thank Mr. Solsvig for his leadership steering the Company through this defining time.

Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws ("Forward-Looking Statements"). Forward-Looking Statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these Forward-Looking Statements. Forward-Looking Statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these Forward-Looking Statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any Forward-Looking Statements as a result of new information or future events, or for any other reason.

This press release should be read in conjunction with the management's discussion and analysis ("MD&A") and unaudited condensed consolidated interim financial statements and notes thereto as at and for the three and six months ended January 31, 2022. Additional information about HEXO is available on the Company's profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov, including the Company's Annual Information Form for the year ended July 31, 2021 dated October 29, 2021.

About HEXO

HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, Redecan, UP Cannabis, Namaste Original Stash, 48North, Trail Mix, Bake Sale, REUP and Latitude brands, and the medical market in Canada, Israel and Malta. The Company also serves the Colorado market through its Powered by HEXO® strategy and Truss CBD USA, a joint venture with Molson-Coors. With the completion of HEXO's recent acquisitions of Redecan and 48North, HEXO is a leading cannabis products company in Canada by recreational market share. For more information, please visit hexocorp.com.

For further information, please contact:
Investor Relations:
invest@hexo.com
www.hexocorp.com

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media@hexo.com